Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No: 1-9741

FINAL TRANSCRIPT

FORWARD-LOOKING STATEMENTS

This transcript contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included in this presentation that address activities, events or developments that Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved.

There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed and Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries including product liability claims; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation or government investigations; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

Conference Call Transcript

IMDC - INAMED at Adams Harkness 25th Annual Summer Seminar 2005

Event Date/Time: Aug. 02. 2005 / 11:30AM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Jayson Bedford

Adams, Harkness & Hill - Moderator

Nick Teti

INAMED Corporation - Chairman and CEO

PRESENTATION

Jayson Bedford - Adams, Harkness & Hill - Moderator

Good Morning and welcome to the 25th annual Adams Harkness summer seminar. My name is Jayson Bedford. I am one of the Med Tech Analysts here. It’s definitely my pleasure to have with us today the senior management team of INAMED Corporation. As most of you know, INAMED is one of two breast implant manufacturers here in the U.S. Also have a strong facial aesthetic franchise. And what’s turned out to be the fastest grower is their LAP-BAND for morbid obesity. So they’ve definitely got a very diversified platform going forward. With that I’d like to introduce CEO Nick Teti.

Nick Teti - INAMED Corporation - Chairman and CEO

Thank you very much Jayson, I’d also like to introduce before I start, our Chief Financial Officer, sitting to my left here, Declan Daly. We’re going to get into the presentation here. We have some extra long forward-leading statements because of our merger agreement with the Medicis Corporation. I’ll just keep this up there for a few seconds. And there’s another one here on — concerning the merger.

Okay, let me get into the agenda which I’ll try to cover this morning in the next 20 minutes or so. How is our second quarter performance which we reported last week? I’ll touch on that and also get into our three franchises where I think a lot of the interest should be, might be in the breast aesthetics area where there were some happenings and occurrences last week.

I’ll also as Jayson mentioned, want to talk a little bit about our INAMED health business which is doing very, very well right now. And also our facial aesthetics business, mainly focus on the pipeline and what’s happening with Juvéderm and Relaxin. Then just briefly touch on some aspects of the merger agreement with Medicis that’s ongoing right now.

So the vision is to enhance the quality of people’s lives through development of marketing of innovative high quality science-based products and we’ve been extremely successful, I would say, in doing that the last several years.

Also as Jayson mentioned, we are in 3 diverse franchises with a global business operation as well. And all of this diversity I think is really starting to pay off — has paid off for the company and it continues to. We’re in the obesity intervention market, with basically our LAP-BAND System which is sold more around the world, but our Intragastric Balloon, our BioEnterics Intragastric Balloon which is another obesity device primarily sold in our European countries right now. We did some research in the States to bring it here and I’ll talk about that a little later. We’re also in the facial aesthetics and breast aesthetics markets, two excellent markets to be in right now as far as the baby boomers go.

And discussing the market, I don’t believe there would be two more robust markets in healthcare right now than to be in the aesthetics market and the obesity market. The demographics are tremendously in our favour. People living longer, they want to look better, the ageing population is just moving right into the real house of where the INAMED Corporation markets its products.

In addition to that, you look at the obesity situation where the epidemic is what was to the late second half of the 21st Century, the smoking epidemic and healthcare issues were there, I believe the obesity epidemic will be with a lot of attention and a lot of healthcare attention in the first half of the 21st Century as well. So we’re well positioned there as well. And we have a very good pipeline with a high probability of technical success since everything in our pipeline that we’re developing right now has been approved and it is being marketed someplace in the developed world.

So just a couple of highlights from the second quarter and this first half in general. I think again we’ve really proven that the diversity and depth of our pipeline is evident by our performance across the board.

I think the 2nd quarter, us posting up a 15% top line growth was really evident of the organization and focus that INAMED has, because we were going through a negative panel vote on our breast implant and our integration efforts on the part of the merger agreement with McKinsey. So very proud of what the organization accomplished, showed a lot of character in the 2nd quarter.

And the other point I want to make is that our INAMED health strategy, our marketing strategy is really coming together to drive LAP-BAND(r) System. Our manufacturing sites are starting to throw up efficiencies, our margins are going up.

We’ve committed to and strategically have invested money in our R&D pipeline. 11 million in ‘05 versus 7 million in ‘04 for the same time period. This reflects the modification of our response of gel PMA but also mainly the development of our facial aesthetics pipeline where we have Juvéderm and we have Relaxin which should be the second botulinum toxin type A into the market in the United States behind Allergan’s product. So the pipeline is progressing nicely and the merger is moving along.

So let me talk — just start off with a few financial slides. Our sales in the 2nd quarter, were record sales of $115 million, another 15% growth quarter for the business overall in the top line. One of the more interesting things and one of the things we set out to do, I have been in INAMED for 4 years, is diversify the business both from a franchise perspective and from a global perspective. And now you see going back to ‘99 where 9% of the business was the obesity business, that was all Europe is now a little bit north of 26% of the business. And that particular business with margins in the high 80s is the right business to be growing at the rate it’s growing. So our obesity business has taken up much of the pie than it did a few years ago.

On the earnings side, as we’ve stated earlier and our guidance encompassed this, for the most part, is that we really did had to dedicate ourselves to developing the facial business in ‘05. Thus the earnings on a non-GAAP basis, the numbers that are out of here on a non-GAAP basis are the merger expenses for the first two quarters. So there you see our earnings for the quarter which were in line — a little bit over in line.

So let’s go back to breast aesthetics business. In the 1st quarter, 13% growth in the midst of everything I just mentioned and that was another all time record sales quarter for the breast implant business for the INAMED Corporation in the 1st quarter.

I would imagine that since the developments of last week that these questions may be on your mind. And that is what is the status of our response of gel PMA? And what’s the status of the innovative bio-dimensional 410 PMA. And I will try to touch on that in the next couple of slides.

Now since April when we’ve got a negative panel vote, we modified our response of gel PMA. We separated out the anatomical product, the 153 which had a higher rupture rate for the round implants and resubmitted that data in a modified way to the FDA. That’s point number 1.

Point number 2 is, we included 10 to 12 year European data, and in that European data, which included 5 sites around Europe, were MRIs done looking at point in time rupture rates and all the products that were in that European study were all the products that were in the existing response of gel PMA. So those products were consistent.

So they’re the 2 big data points that we separated out some data and added some data to that, I can tell you, emphatically, that the PMA is under active review, right now by the agency. There was some question that we got a non-approvable letter, we did not, I repeat, did not get any non-approvable letter from the agency and that, needless to say, we are in constant communication with the agency around the response of gel PMA right now, and the 410 as well.

But, the next point I want to make is the response of the Bio DIMENSIONAL 410, which is the flagship product of the line, it occupies a little bit north of 60% of all of our silicon sales outside the United States, is under review by the FDA right now. As we put on the press release, a few weeks ago, we intend to submit 3 year follow-up data from our registration study, our core study, with a second MRI point, and in addition, we’re going to submit several MRI point in prevalence data from 5 to 9 years of data that’s been accumulated in Europe on expressly the 410 product, which has been on the market in Europe since the mid-90s. So, that data set is going in late summer, early fall this year, if all goes well. So that’s that.

So, what happened last week? Well, our competitor got an approvable letter. Although I was a bit disappointed we didn’t get one as well, at the same time, I was very encouraged that this was a positive move and seemingly will break the silicon barrier at FDA. So, we think it’s positive news overall. If you look a little bit down the line, it should be positive news.

We mentioned in our press release, we are confident about the data that we submitted on our response of Gel study, and that it is comparable, that the round data is comparable, the stats are comparable, and the European data is comparable to the competitor’s since we saw the competitor’s data in April and we know what our data is, we are confident of that. I mentioned about the active review, and I think one of the more important take away items from the Thursday’s event was the strategic implications for our Bio DIMENSIONAL product. Because our Bio DIMENSIONAL product, which we feel has advantages over the current products, now with the silicon barrier being broken and the 410 basically having enough data or more data than the competitor got an approval letter on, we feel confident, down the line, about our 410 product.

So, and the last 2 points I don’t think, need to be taken simplistically, and I don’t think they have been in the last few days, by the market. And that is there is an approvable letter out there with conditions. That can mean anything, and we don’t know what the conditions are, because the competitor will not tell as what the conditions are, or you, so, we don’t know what the conditions are, exactly. And I’ve been in the drug business for 25 years before I came here, approval letters can take 2 or 3 months or they can take a lot longer than that. So, we don’t know what that is. So, I think that all this sets up a positive atmosphere for us going forward with our PMA.

Health Canada, if you do care about the Canadian situation will be — there was a panel meeting in Canada in March, and then what happened was that the public — they have private meetings in Canada, scientific meetings, and then the public got wind of this, and they wanted a public meeting so that the Minister of Health called for a public meeting and that will be held in late September and we will be presenting both our round style implant and our cohesive gel implant at that meeting, come late September for approval. So we’re moving forward on the Canadian front as well.

So now let’s talk about our INAMED health business. The INAMED health business is just on a major tear right now, for a variety of different reasons. We posted up over 30, almost $30 million in sales in the second quarter, a 41% gain. This is largely driven by the US business which was driven by the LAP-BAND system in the US business. So very nice robust growth in our highest margin business. Why is this happening? Well, the marketing plans really called for 4 key things and that was to really focus on key accounts and to implement a direct to consumer campaign in those key account areas and at the same time drive reimbursement with big payers and also train and proctor surgeons who wanted to be trained.

So these things have really started to come together, as you can tell by the sales. So on these direct to consumer initiative we targeted VIP accounts and moving our medium quintile accounts up to high user accounts. But tens of thousands of leads have been generated by this direct to consumer campaign. The leads are qualified to attend the workshop, that’s the process you go through to get a LAP-BAND, they are followed up by INAMED. The program really started late first quarter early second quarter and the hope is that now the third and fourth quarter, things will really start to kick in as far as leads turning into surgeries. So it’s definitely having an effect right now and we believe from our business models, our direct to consumer models that we have, the leads will grow over the second half and have a greater effect. So the DTC program is going very well.

We also pursued national coverage for the LAP-BAND, Medicare coverage, and this was really submitted on behalf of the Obesity Association, the American Society of Bariatric Surgeons. They and the Obesity Association drove this. That was submitted in May. There was a 30 day public comment period and now it is in the 150 day review period. So we should have word on Medicare reimbursement by November 24th of this year. So another positive development.

And along the positive developments of reimbursement, second quarter was a lot of momentum here as well. Where we punctured the Blue Cross balloon here with Wellpoint and Anthem getting 13 states approved, Cigna, CareFirst, BlueCross Blue Shield, likewise Healthlink. So the point here is that there is a lot of momentum - - by the way Blue Cross of California a year and a half, 2 years ago told us basically told us to go away, and that we had an experimental device and they were not interested in talking to us about it, and now they have approved it for reimbursement in California.

So the LAP-BAND system, the invasiveness of it, the acceptance of it, the acceptance of it by people who didn’t accept it a year or two, both on the doctors’ side and the payers’ side is growing and with it grows the reimbursement. So just to close here, what you see here with the LAP-BAND story is that the direct to consumer program is going well. All the doctors we have trained and proctored, we’re now focused on driving those accounts at this point 2. And then point 3, is you see the acceptance in the literature of the LAP-BAND system as a viable and safer alternative to the gastric bypass. That’s all moving ahead very nicely.

Our facial business, I am going to focus on the pipeline; the business is a little bit off in the second quarter versus last year. That is because of the strong competition of our soon to be partners, basically in United States. Although we launched Captique in the second — in the, late in the first quarter, second quarter, that continues to do just about how we thought it is going to do. Then our European business continues to be strong with our Hydrofill product, which is the non-exclusive brand name of Juvéderm in Europe.

Talking about Juvéderm, what is going on here is that, we expect to file before the end of the year all the modules. There has been a modular file with FDA which means we send in a module at a time. All of them will go in by the end of the year. It is a 6 month treatment trial versus Zyplast. All patients have been enrolled, all patients have been followed for 6 months. I think the important thing not to miss with this file is the decision we made and it cost us a little more money up front, but the decision we made to put Juvéderm 24, Juvéderm HV, which is high viscosity 24, and the 30 high viscosity all on the same study. So we wouldn’t have to wait until we got approvals for the second and third products of the line.

So the Juvéderm products and the high viscosity if you want it on layman’s term is kind of a thick filler, a thicker filler, and a thickest filler, if you will. And these products are now being developed to basically sculpture all parts of your face from your cheek bones to your wrinkles in your nasal labials, to your lips, to all around the lips. So in this full line we will be able to do that right upfront without having to wait for HV approvals down the line, so that project is going well with our partner Corneal.

Our Relaxin studies continue. I will make a couple of comments about some questions that always come up about Relaxin and in some how does it compare to Botox. The other point I want to make is that, we have signed a preliminary agreement in January to have international rights for Relaxin. We are in continued negotiation with Ipsen on that, and I want to remind everybody that typically, a pharmaceutical deal like this takes 6 to 12 months to complete. We are right about in there. The first deal we did with them in the United States took about the same amount of time.

I believe and no offense taken, that when you are dealing with the French and the English and then another company, us, there’s really 3 different groups of people involved in the negotiations although 2 of them are in the same company. So when you have to negotiate a deal — that was supposed to be a little funny I guess it is — anyway, I will have no more jokes for the remainder of the presentation. Anyway, that is moving along fine.

And let me make a couple of points on the volume. Sometime our competitor in Orange County tends to say that Relaxin needs more volume injected than Botox. Well, that’s not exactly accurate. If you take a Relaxin 500 unit vial and a Botox 100 unit vial and dilute it with 2.5 cc, you come up with Relaxin having 5 injections at 50 units an injection at a half a mil. per injection site. Okay, you got that? That .05 mil. per injection site. If you dilute the same amount with 20 units for Botox with 5 injections, that’s 0.1mil. The math is clear the way it is.

The Phase 2 study demonstrated that the dose of Relaxin was 50 units. So that was the dose response study that we did. that the phase 3 study’s built around and there’s your injection volume.

Why is injection volume a story? Because theoretically and we won’t know this until all the Phase 3 data is all crunched. It’s a story because more volume you put in, there’s more chance of diffusion. If there’s more chance of diffusion of the toxin, particularly down here around your eyes, you get the most common side effect which is ptosis, which is a drooping eyelid or headache. Theoretical, will be borne out in the Phase 3 studies.

The other point is that, the protein content for Relaxin is higher. Well the studies that we found that are published, don’t seem to be the case. 50 units of Relaxin is 0.5 nanograms of protein and 20 units is one nanogram of protein. So we actually have less protein. Okay, per unit. So, these are kind of things that I hear all the time, that I always like to come to these conferences and try to clear up a bit.

On the merger status. The integration activities were hot and heavy in the second quarter. And I go back to that I’m very proud of the organization delivering the results within the second quarter. We have McKinsey in, if you’ve ever dealt with McKinsey they like to have a lot of charts all around the room. And they — at least I got a smile out of somebody who’s dealt with McKinsey. They’re doing an excellent job but it’s taken up a lot of our time inside. But we’ve really stayed focused in the second quarter. The FTC is in its second review which we did anticipate, that’s moving forward. There’s an S4 draft on the table, proxy that is being now negotiated between the two sides. So those are big highlights of the merger agreement and what is happening.

So, just to close, we went into this year saying this was going to be a key investment year; we’ve been able to maintain that strong mid-double digit growth from the top line, we’re investing appropriately in our R&D, and this is where the big spending is coming from; the panel meetings and the facial products and also after really trying to understand our direct to consumer model on the LAP-BAND system in 2004, then we really upped the investment. We have a very good group working science around how to invest in direct to consumer. Then we really upped the investment in ‘04 and that seems to be panning out. And so, as you can tell by the business growth that will accelerate, that spending will accelerate as per our plans in the second half. And if the business really keeps chugging along, then we maybe faced with investing some more money to have greater return on LAP-BAND in the second half.

So just to close here. The company continues to be well positioned with 3 strong product franchises that operate globally. The demographics and consumer acceptance as I mentioned is in an excellent spot for us. The pipeline moves forward, gross margins go up. Our balance sheet, we basically got rid of all of our debt. We have a nice global presence and I think the new co. will be even better positioned to offer short term and short and longer term growth for the organization. So thank you very much for your time I look forward to seeing you in the break out session.

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